
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 10, 2007

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: **Exxon Mobil Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed February 28, 2007
       File No. 1-2256

Dear Mr. Humphreys:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 25

Management's Evaluation of Disclosure Controls and Procedures, page 25

1.   You disclose that your "officers have concluded that the Corporation's disclosure controls and procedures are effective in ensuring that material information required to be in this annual report is accumulated and communicated to them on a timely basis." Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and

procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Notes to Consolidated Financial Statements, page 56

Note 15 Litigation and Other Contingencies, page 73

Litigation, page 73

2. In the first paragraph you state "The Corporation does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated…" This policy seems inconsistent with FIN 14 which clarifies that when it is probable a loss has occurred, and information available indicates the amount of loss is within a range of amounts; it follows that some amount of loss has occurred and should be accrued. Please tell us how you believe your policy of recording loss contingencies is consistent with the guidance in FIN 14.

3. Regarding your class action lawsuit related to the accidental release of crude oil from the tanker Exxon Valdez, you explain that it is reasonably possible that a liability for punitive damages has occurred. Please tell us how you concluded that a liability for this litigation is not probable. Specifically, we note that on three separate occasions you have appealed the lower court's decision. In the first two appeals, the appellate court vacated the amounts as being excessive; and most recently, on December 22, 2006, the appellate court returned a ruling that the award be reduced to $2.5 billion. On each occasion, the appellate court has not ruled that an award not be issued to the plaintiffs; rather the amount of the award seems uncertain. Therefore, it appears a loss is probable, and the exact amount of the loss may not be reasonably estimable, but is within a range of amounts. Please tell us what amount, if any, you have accrued related to the outstanding claims for this incident.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jenifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief